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16013263

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

*

| SEC FILE NUMBER |
|---|
| 8- 68221 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Wafra Securities Corporation

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

345 Park Avenue, 41st Floor
(No. and Street)

| New York | NY | 10154-0101 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Vincent Campagna (212) 759-3700
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EisnerAmper LLP
(Name – *if individual, state last, first, middle name*)

| 750 Third Avenue | New York | NY | 10017 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

RMS

# OATH OR AFFIRMATION

I, Vincent Campagna, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Wafra Securities Corporation, as of December 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ANNMARIE IMPARATO
Notary Public, State of New York
Registration #01IM6266849
Qualified In Kings County
Commission Expires August 6, 2016

Notary Public

Signature

Chief Compliance Officer
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# WAFRA SECURITIES CORPORATION

## STATEMENT OF FINANCIAL CONDITION

## DECEMBER 31, 2015



EisnerAmper LLP
750 Third Avenue
New York, NY 10017-2703
T 212.949.8700
F 212.891.4100

www.eisneramper.com

**REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM**

To the Shareholders of
Wafra Securities Corporation

We have audited the accompanying statement of financial condition of Wafra Securities Corporation (the "Company") as of December 31, 2015. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Wafra Securities Corporation as of December 31, 2015, in conformity with accounting principles generally accepted in the United States of America.

EisnerAmper LLP

New York, New York
February 25, 2016

**WAFRA SECURITIES CORPORATION**

**Statement of Financial Condition**
(expressed in U.S. dollars)
**December 31, 2015**

| | |
|---|---|
| **ASSETS** | |
| Cash and cash equivalents | **$ 53,878** |
| | **$ 53,878** |
| **LIABILITIES** | |
| Accrued expenses | **$ 26,925** |
| Due to administrator | **2,395** |
| | **29,320** |
| **SHAREHOLDERS' EQUITY** | |
| Common stock, $1,000 par value; 25 shares authorized, issued and outstanding | **25,000** |
| Additional paid-in capital | **25,000** |
| Accumulated deficit | **(25,442)** |
| | **24,558** |
| | **$ 53,878** |

*See notes to statement of financial condition*

## WAFRA SECURITIES CORPORATION

**Notes to Statement of Financial Condition**
**December 31, 2015**

### NOTE A - DESCRIPTION OF BUSINESS

Wafra Securities Corporation (the "Company") was formed on January 26, 2009 and became a registered broker-dealer on January 14, 2010. The Company is registered under the Securities Exchange Act of 1934 as a broker-dealer in securities and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company claims an exemption from the Securities and Exchange Commission ("SEC") customer protection Rule 15c3-3 pursuant to section (k)(2)(i) and does not effect any transactions with customers. Broker-dealer activities include investment banking and consulting services.

### NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

**[1] Use of estimates:**

The preparation of this financial statement in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

**[2] Cash equivalents:**

The Company considers all highly liquid financial instruments with maturity of 90 days or less at the time of purchase to be cash equivalents.

**[3] Revenue recognition:**

Revenues consist of private placement related service fees and consulting revenues. Private placement related service fees are recorded on the basis of the terms of the individual contracts. Consulting revenues primarily include monthly fees charged for services associated with providing advice regarding certain financial markets. Consulting revenues are recorded when the services (or, if applicable, separate components thereof) to be performed are substantially complete, the fees are determinable and collection is reasonably assured.

**[4] Income taxes:**

The Company has elected to be treated as a small business corporation (Sub-Chapter S Corporation) under Section 1372(a) of the Internal Revenue Code, and, therefore, the profits and losses will be reported on the shareholders' individual federal income tax returns. Accordingly, no provision has been made in the accompanying financial statements for any federal income taxes. Effective January 1, 2011, the shareholders of the Company elected to be treated as an S Corporation for both federal and New York State purposes. From January 14, 2010 through December 31, 2010, the Company filed federal, state and local income tax returns as a C Corporation.

The Company applied the "more-likely-than-not" recognition threshold to all tax positions taken or expected to be taken in a tax return, which resulted in no unrecognized tax benefits as of December 31, 2015.

### NOTE C - NET CAPITAL AND OTHER REGULATORY REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule 15c3-1 which requires the maintenance of minimum net capital. In accordance with SEC Rule 15c3-1, a broker or dealer that does not receive, directly or indirectly, or hold funds or securities for, or owe funds or securities to, customers, and does not carry accounts of, or for, customers, shall maintain net capital of not less than $5,000 or 6-2/3% of aggregate indebtedness, whichever is higher. At December 31, 2015, the Company had net capital of $24,558, as amended, which exceeded its minimum capital requirement of $5,000 by $19,558.

## WAFRA SECURITIES CORPORATION

**Notes to Statement of Financial Condition**
**December 31, 2015**

### NOTE C - NET CAPITAL AND OTHER REGULATORY REQUIREMENTS (CONTINUED)

The Company is exempt from SEC Rule 15c3-3 under paragraph (k)(2)(i), as no customer accounts are held, and therefore is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers."

### NOTE D - COMMITMENTS AND CONTINGENCIES

In connection with an administrative agreement between the Company and Wafra Investment Advisory Group, Inc. ("WIAG"), the Company pays monthly service fees to WIAG to reimburse WIAG for operating support. The agreement is in effect through October 31, 2016, and is automatically renewed annually. The Company may elect to terminate the agreement at any time with 30 days' written notice (see Note E).

### NOTE E - RELATED PARTY TRANSACTIONS

Shareholders of the Company are also officers of a related company, Wafra InterVest Corporation ("InterVest").

The Company has an engagement agreement with InterVest, through which 100% of the placement fee revenue generated was in connection with the private placement of interest.

The Company entered into an administrative service agreement with WIAG to reimburse it for operational support. These services include office space, services of personnel, professional fees, regulatory filing fees, as well as bookkeeping and accounting support services. As of December 31, 2015, $249 was payable to WIAG relating to these services and included in due to administrator on the statement of financial condition as of December 31, 2015.